March 6, 2025
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Stephany Yang
Claire Erlanger

Re:    Cimpress plc
    Form 10-K for the Fiscal Year Ended June 30, 2024
    Filed August 9, 2024
    Form 8-K Furnished January 29, 2025
    File No. 001-39148
Ladies and Gentlemen:
Cimpress plc submits this letter in response to the comments regarding the above-referenced Form 10-K and Form 8-K contained in your letter dated February 21, 2025. For reference, Staff comments are reproduced below in italics, followed by our responses in standard type.
Form 10-K for the Fiscal Year Ended June 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 30
1.Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. We note your disclosures that the changes in segment revenue and consolidated cost of revenue from fiscal year 2023 to fiscal year 2024 were due to various factors. To the extent possible, quantify the impact of each contributing factor in dollars and/or percentage, expand on the reasons driving these changes, and provide greater transparency into the material components and potential variability of your segment revenue and consolidated cost of revenue.
Response:
We acknowledge the Staff's comment and, beginning with our Form 10-Q for the quarter ending March 31, 2025 and in future filings, we will include as part of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations additional disclosure further describing and quantifying material contributors and offsetting factors to changes in financial statement line items between periods to enhance its discussion, in order to provide greater transparency into the material components and potential variability of the line items segment revenue and consolidated cost of revenue, to the extent such information is available and appropriate to enhance investors' understanding of the magnitude and relative impact of each contributor. For illustrative purposes, we have included below sample revised disclosure for selected excerpts of the Form 10-K for the fiscal year ended June 30, 2024:

Consolidated Revenue
Our businesses generate revenue primarily from the sale and shipment of customized products. We also generate revenue, to a much lesser extent (and primarily in our Vista business), from digital services, graphic design services, website design and hosting, and social media marketing services, as well as a small percentage of revenue from order referral fees and other third-party offerings.
[Revenue and revenue growth tables have been omitted for purposes of this sample disclosure.]
For the year ended June 30, 2024, the reported revenue growth of $212.2 million was due to growth across all of our segments, which included $46.9 million of positive effects from currency exchange rate fluctuations as compared to the prior fiscal year. Excluding the effect of changes in currency exchange rates, the largest increase in reported revenue was from our Vista business with $117.6 million of incremental external revenue in fiscal 2024 due to increases in new and repeat customers, as well as higher revenue per customer. In addition, Vista revenue was higher year over year across all major markets, with the most significant growth in sales of signage and promotional products, apparel and gifts. Our PrintBrothers reportable segment also contributed $38.4 million of increased external revenue, excluding the effect of changes in currency exchange rates, primarily driven by continued order volume and customer growth, partially offset by customers purchasing lower quantities in certain product categories.
For additional discussion relating to segment revenue results, refer to the "Reportable Segment Results" section included below.
Consolidated Cost of Revenue
Cost of revenue includes materials used by our businesses to manufacture their products, payroll and related expenses for production and design services personnel, depreciation of assets used in the production process and in support of digital marketing service offerings, shipping, handling and processing costs, third-party production and design costs, costs of free products, and other related costs of products our businesses sell.
[Cost of revenue table omitted for purposes of this sample revised disclosure.]
For the year ended June 30, 2024, cost of revenue increased by $54.4 million year over year, partially driven by unfavorable changes in currency exchange rates of $27.3 million. In addition, cost of revenue increased $25.6 million in our Vista business, excluding the effect of currency exchange rate fluctuations, driven by higher production and shipping costs due to volume growth and product mix shifts and was offset in part by savings that resulted from the March 2023 cost reduction actions. In addition, cost of revenue increased $11.8 million in our PrintBrothers reportable segment, when excluding the effect of currency, driven by increased third-party production costs primarily as a result of order volume growth described above. These cost increases were partially offset by lower cost of revenue in our The Print Group reportable segment of $7.9 million, excluding the effect of currency exchange rate fluctuations, as compared to the prior fiscal year, due to lower input costs and production efficiency gains. These items supported a reduction to cost of revenue as a percent of revenue as compared to the prior year.
Additional Non-GAAP Financial Measures, page 39
2.We note your reconciliation of the non-GAAP financial measure, adjusted EBITDA, uses operating income as the starting point for reconciling the adjusted EBITDA. Please refer to Question 103.02 of the Staff's Compliance and Disclosure Interpretation on Non-GAAP Financial

Measures ("Non-GAAP C&DIs") and modify your reconciliations in future filings accordingly. The comment also applies to your earnings releases and other public disclosures, such as investor presentations.
3.We also note that the bullet points at the top of page 29 disclose adjusted EBITDA without presenting the most directly comparable GAAP measure with equal or greater prominence. Please confirm net income (loss) is the most directly comparable GAAP measure and present it with equal or greater prominence in future filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Questions 102.10(a) and 103.02 of the Non-GAAP C&DIs. The comment also applies to your earnings releases.
Response:
We acknowledge the Staff's comments, confirm that net income (loss) is the most directly comparable GAAP measure to our non-GAAP financial measure of Adjusted EBITDA on a consolidated basis, and will in future filings, earnings releases and other public disclosures (such as investor presentations), as applicable, beginning with our Form 10-Q and earnings release for the quarter ending March 31, 2025, present it as such with equal or greater prominence and present our reconciliations for Adjusted EBITDA on a consolidated basis using net income (loss) as the starting point. For illustrative purposes, we have included below sample revised disclosure for selected excerpts of the Form 10-K for the fiscal year ended June 30, 2024:

Additional Non-GAAP Financial Measures
Adjusted EBITDA and adjusted free cash flow presented below, and constant-currency revenue growth and constant-currency revenue growth excluding acquisitions/divestitures presented in the consolidated results of operations section above, are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. Adjusted EBITDA is defined as net income (loss) plus income tax (benefit) expense plus loss (gain) on early extinguishment of debt plus interest expense, net plus other income, net plus depreciation and amortization plus share-based compensation expense plus earn-out related charges plus certain impairments plus restructuring related charges less the gain or loss on purchase or sale of subsidiaries as well as the disposal of assets. In addition, adjusted EBITDA includes the impact of certain items that are recognized in other income, net which includes realized gains or losses on currency derivatives that are intended to hedge our adjusted EBITDA exposure to foreign currencies for which we do not apply hedge accounting, as well as proceeds from insurance recoveries.
[We have omitted certain paragraphs for purposes of this sample revised disclosure.]
The table below sets forth net income (loss) and adjusted EBITDA for the years ended June 30, 2024, 2023, and 2022:

In thousands	Year Ended June 30,
	2024	2023	2022
Net income (loss)	$177,808	$(185,715)	$(50,570)
Exclude expense (benefit) impact of:
Income tax (benefit) expense	(49,362)	155,493	59,901
Loss (gain) on early extinguishment of debt	666	(6,764)	0
Interest expense, net	119,822	112,793	99,430
Other income, net	(1,583)	(18,498)	(61,463)
Depreciation and amortization	151,764	162,428	175,681
Share-based compensation expense	65,584	39,682	49,766
Certain impairments and other adjustments	1,154	6,932	-9,709
Restructuring-related charges	423	43,757	13,603
Include certain items that are a part of other income, net:
Realized gains on currency derivatives intended to hedge adjusted EBITDA	2,406	29,724	4,424
Adjusted EBITDA	$468,682	$339,832	$281,063
Notes to the Audited Financial Statements
Note 13. Income Taxes , page 82
4.We note your disclosure that in 2024 you recognized a tax benefit of $ 105,765 on the partial release of the valuation allowance in Switzerland as compared to tax expense of $ 116,694 in the year ended June 30, 2023 to increase the valuation allowance in Switzerland. We further note your disclosure that after considering all available evidence, including the recent history of strong earnings from core operations in Switzerland and the expectation of future taxable income, management concluded it is more likely than not that the recognized deferred tax assets are realizable and reduced the valuation allowance accordingly. Please explain to us in further detail why you believe it was appropriate to increase the valuation allowance in 2023 only to release most of the balance during 2024.
Response:
Before responding to the specific question, we've provided additional background on the specifics of the deferred tax assets that we have in Switzerland. Vista, our largest business, historically benefited from a Mixed Company ruling from the Canton of Zurich, Switzerland that provided for a substantial reduction in the cantonal tax rate. In October 2019, the Canton of Zurich enacted tax law changes that would have abolished the benefit of Vista’s Mixed Company ruling as of July 1, 2020. On January 27, 2020, the Canton of Zurich approved a new ruling for Vista effective as of January 1, 2020 and covering the next 10 years. Under the terms of this ruling, Vista received a preferential tax rate from January 1, 2020 through December 31, 2024 and then Vista is entitled to a one-time “step-up” for tax amortizable goodwill that can be amortized over a 5-year period from January 1, 2025 through December 31, 2029, equal to the amount of the future tax benefit that Vista would have received under its Mixed Company ruling, provided that the amortization cannot offset more than 70% of the cantonal taxable income in any year. Any amount of amortizable goodwill not used during this period will expire after December 31, 2029. We recorded a deferred tax asset related to this tax amortizable goodwill step-up (referred to as the Swiss Tax Reform deferred tax asset) during the quarter ended December 31, 2019 (Q2 fiscal year 2020). In addition, we had deferred tax assets related to Swiss tax losses that have a seven-year carryforward period. The tax losses were generated from tax amortization in prior years.

Our Swiss legal entity has a history of significant earnings and this entity generated profits in both fiscal years 2020 and 2021. During fiscal year 2022, our Swiss legal entity generated a loss primarily due to increased investment in our Vista business, the negative impact of unanticipated cost inflation, and the unforeseen lingering negative impacts of the pandemic. However, our Swiss legal entity maintained a three-year cumulative profit for fiscal years 2020-2022.
During the quarter ended December 31, 2022 (Q2 fiscal year 2023), we established a full valuation allowance on the Swiss Tax Reform deferred tax assets primarily due to an unexpected and significant miss to our plan in what is typically the seasonally high quarter for revenue and profits for our Vista business. Our updated projections showed that our Swiss entity would be in a 3-year cumulative loss for fiscal years 2021-2023. The path to, and extent of, returning to profitability in our Swiss legal entity at that point was largely dependent on planned restructuring actions that were to be implemented in the second half of fiscal year 2023, but at that point the plans were not complete or approved. While our forecasts have historically been reasonably accurate, in determining the need for a valuation allowance in Q2 of fiscal year 2023 we did not consider the future cost savings of restructurings until those savings were actually realized because the projected savings were not objective and verifiable at that point in time. The continued downward trend and recent losses were determined to outweigh our ability to rely on forecasted profitability for our valuation allowance analysis and we determined we could no longer support realization of our Swiss attributes and recorded a full valuation allowance in Q2 of fiscal year 2023.
In June 2024 (Q4 fiscal year 2024), we partially released the valuation allowance on the Swiss Tax Reform deferred tax assets and we released the full valuation allowance on the deferred tax assets relating to Swiss tax losses due to a significant shift in our positive and negative evidence that was considered in the valuation allowance analysis. Due in part to the restructuring actions that had now been successfully implemented and were positively impacting results, as well as revenue growth, we returned to profitability in our Swiss legal entity during fiscal year 2024 and returned to a three-year cumulative profit position for fiscal years 2022-2024. Given the Swiss entity experienced losses in fiscal years 2022 and 2023, we didn’t heavily weight fiscal year 2024 forecasted profits and waited until we achieved a full fiscal year of profitability before considering a valuation allowance release. Note that actual results for fiscal year 2024 exceeded our forecasted profitability. Also, during fiscal year 2024 we were able to utilize part of the federal tax losses that were previously reserved. Our forecasted profitability for fiscal year 2025 and beyond supported our ability to benefit a substantial amount of the Swiss Tax Reform deferred tax assets through December 31, 2029. Given the return to profitability as of June 30, 2024, we re-evaluated the weight assigned to our future forecasts, now supported by recent actual profits, and determined we should partially release the previously established valuation allowance.
Our valuation allowance assessments weigh both positive and negative evidence. ASC 740-10-30-23 states: An entity shall use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.
ASC 740-10-30-21 provides examples of negative evidence and indicates that it is difficult to avoid a valuation allowance when there is negative evidence such as cumulative losses in recent years. Other forms of negative evidence to be considered may include recent downward trends in a company’s results and anticipated cumulative losses in the near future.

In summary, there were 18 months between establishing a full valuation allowance and returning to a partial valuation allowance position on our Swiss Tax Reform deferred tax assets. During that time, we were adversely impacted by the lingering effects of the global pandemic and unexpected inflation pressure, amongst other factors, resulting in our Vista business undergoing a restructuring which contributed to a return to profitability in our fiscal year 2024. In making our decision to establish a full valuation in Q2 of fiscal year 2023 and then making a partial valuation release in Q4 of fiscal year 2024, we assessed all available sources of taxable income and considered all positive and negative evidence, prioritizing objective over subjective factors as required by ASC 740.
Form 8-K Furnished January 29, 2025
Exhibit 99.1, page 7
5.Although we note that EBITDA at the segment level represents a required ASC 280 measure, please note that the measure on a total combined basis represents a non-GAAP measure. Accordingly, if you continue to present such measure outside of your consolidated financial statements, such as your disclosure on page 7 of your earnings release, please label it as a non-GAAP financial measure and ensure that your presentation and disclosures comply with non-GAAP rules, including Item 10(e) of Regulation S-K and the Non-GAAP C&DI's. Please note, for example, that the measure generally should not exclude normal, recurring, cash operating expenses necessary to operate your business.
6.We note your disclosure of adjusted EBITDA margin before you present and discuss the most directly comparable GAAP measure. Please ensure you present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DI's.
Response:
We acknowledge the Staff's comments and will in future filings, earnings releases and other public disclosures (such as investor presentations), as applicable, beginning with our Form 10-Q and earnings release for the quarter ending March 31, 2025, revise our disclosures to label our Adjusted EBITDA measure as a non-GAAP financial measure and ensure that our presentation and disclosures of our Adjusted EBITDA measure comply with non-GAAP rules, including presenting with equal or greater prominence net income (loss) as the most directly comparable GAAP measure and reconciling to net income (loss), as well as to present with equal or greater prominence net income (loss) margin as the most directly comparable GAAP measure to Adjusted EBITDA margin. For illustrative purposes, we have included below sample revised disclosure for page 7 of Exhibit 99.1 to our Form 8-K furnished January 29, 2025:

REVENUE BY REPORTABLE SEGMENT, TOTAL REVENUE, INCOME FROM OPERATIONS, AND NET (LOSS) INCOME:

	Q2 FY2023	Q2 FY2024	Q2 FY2025	YTD FY2023	YTD FY2024	YTD FY2025
Vista	$438,063	$485,445	$497,677	$807,652	$882,295	$927,171
PrintBrothers	148,792	165,551	174,508	281,593	318,124	334,923
The Print Group	88,139	92,135	98,628	164,198	171,572	182,700
National Pen	120,492	130,096	131,423	202,039	216,892	224,827
All Other Businesses	59,745	59,762	60,333	111,296	111,187	117,476
Inter-segment eliminations	(10,029)	(11,626)	(23,410)	(18,161)	(21,413)	(42,969)
Total revenue	$845,202	$921,363	$939,159	$1,548,617	$1,678,657	$1,744,128
Reported revenue growth	(1)%	9%	2%	3%	8%	4%
Organic constant currency revenue growth	5%	6%	2%	9%	5%	4%
Income from operations	$33,578	$107,679	$80,949	$15,611	$141,779	$120,288
Income from operations margin	4%	12%	9%	1%	8%	7%
Net (loss) income	$(138,540)	$60,254	$61,615	$(163,281)	$64,823	$49,231
Net (loss) income margin	(16)%	7%	7%	(11)%	4%	3%
Net (loss) income year-over-year (decline) growth	(347)%	143%	2%	(419)%	140%	(24)%

EBITDA BY REPORTABLE SEGMENT ("SEGMENT EBITDA") AND ADJUSTED EBITDA (a):

	Q2 FY2023	Q2 FY2024	Q2 FY2025	YTD FY2023	YTD FY2024	YTD FY2025
Vista	$58,991	$107,870	$92,423	$92,835	$186,448	$169,270
PrintBrothers	19,786	28,802	23,333	34,902	49,012	43,489
The Print Group	12,483	17,309	18,526	23,939	29,816	36,428
National Pen	24,653	25,389	23,299	23,237	16,627	18,541
All Other Businesses	5,030	7,371	3,667	10,846	13,389	10,402
Inter-segment elimination	(2,407)	(2,934)	(6,579)	(4,394)	(5,472)	(12,079)
Total segment EBITDA (a)	$118,536	$183,807	$154,669	$181,365	$289,820	$266,051
Central & corporate costs ex unallocated SBC	(35,569)	(32,084)	(37,834)	(71,104)	(64,212)	(73,012)
Unallocated share-based compensation	1,767	(3,883)	670	2,724	(3,535)	(1,164)
Exclude: share-based compensation expense	11,547	17,649	14,373	22,022	30,102	30,006
Include: Realized gains (losses) on certain currency derivatives not included in segment EBITDA	14,901	945	375	21,770	2,995	(1,857)
Adjusted EBITDA (a)	$111,182	$166,434	$132,254	$156,777	$255,170	$220,025
Adjusted EBITDA margin (a)	13%	18%	14%	10%	15%	13%
Adjusted EBITDA year-over-year (decline) growth (a)	(22)%	50%	(21)%	(25)%	63%	(14)%
(a) Non-GAAP financial measure. Please see non-GAAP reconciliations at the end of this document
[Original footnotes to table omitted for purposes of this sample revised disclosure.]

7.We note your disclosures of contribution profit and contribution margin on page 9 and net leverage ratios on page 11, which appear to be non-GAAP measures. Please ensure that your presentation and disclosures comply with non-GAAP rules, including Item 10(e) of Regulation S-K and the Non-GAAP C&DI's.
Response:
We acknowledge the Staff's comment and beginning with our quarter earnings document for the quarter ending March 31, 2025 and in future filings, we will revise our "About Non-GAAP Financial Measures" section to include additional disclosures and reconciliations for contribution profit, contribution margin, and net leverage ratios, as illustrated below in the sample excerpts from Exhibit 99.1 to our Form 8-K furnished January 29, 2025:
ABOUT NON-GAAP FINANCIAL MEASURES:
To supplement Cimpress’ consolidated financial statements presented in accordance with U.S. generally accepted accounting principles, or GAAP, Cimpress has used the following measures defined as non-GAAP financial measures by Securities and Exchange Commission, or SEC, rules: Constant-currency revenue growth, constant-currency revenue growth excluding revenue from acquisitions and divestitures made during the last twelve months, contribution profit, contribution margin, adjusted EBITDA, adjusted free cash flow, ~~and~~ cash interest, net, consolidated net leverage ratio and senior secured net leverage ratio:
•Constant-currency revenue growth is estimated by translating all non-U.S. dollar denominated revenue generated in the current period using the prior year period’s average exchange rate for each currency to the U.S. dollar.
•Constant-currency revenue growth excluding revenue from acquisitions and divestitures made during the past twelve months excludes the impact of currency as defined above. The organic constant-currency growth rate excludes Depositphotos/VistaCreate revenue from Q2 FY2022 through Q1 FY2023, and the revenue from several small acquired businesses for the first year after acquisition.
•Contribution profit is revenue less cost of revenue and advertising and payment processing fees. Contribution margin is calculated as contribution profit divided by reported revenue.
•Adjusted EBITDA is net income plus the following items; income tax expense (benefit); loss (gain) on early extinguishment of debt; interest expense, net; other income, net; depreciation and amortization; share-based compensation expense; restructuring-related charges and certain impairments and other adjustments. In addition, we adjust to include the effect of certain items that were previously added back as part of other income, net, which includes proceeds from insurance recoveries and realized gains or losses on currency derivatives that are intended to hedge our adjusted EBITDA exposure to foreign currencies for which we do not apply hedge accounting.
•Adjusted free cash flow is defined as net cash provided by (used in) operating activities less purchases of property, plant and equipment, purchases of intangible assets not related to acquisitions, and capitalization of software and website development costs, plus payment of contingent consideration in excess of acquisition-date fair value, gains on proceeds from insurance, and proceeds from the sale of assets.
•Cash interest, net is cash paid for interest, less cash received for interest.

•Consolidated net leverage ratio is adjusted net debt as defined by our credit agreement divided by consolidated EBITDA as defined by our credit agreement. Adjusted net debt as defined by our credit agreement is calculated as our total debt outstanding, plus capital lease liabilities and minus cash and cash equivalents. Consolidated EBITDA as defined by our credit agreement is Adjusted EBITDA, as described above, plus additional adjustments primarily for non-cash/non-recurring items specified in our credit agreement, as well as the pro forma effect of certain cost-saving measures or material acquisitions for the trailing twelve month period.
•Senior secured net leverage ratio is adjusted first lien debt as defined by our credit agreement divided by consolidated EBITDA as defined by our credit agreement. Adjusted first lien debt as defined by our credit agreement is total debt outstanding, plus capital lease liabilities, minus cash and cash equivalents, minus high yield notes. See "consolidated net leverage ratio" above for information regarding consolidated EBITDA as defined by our credit agreement.

These non-GAAP financial measures are provided to enhance investors' understanding of our current operating results from the underlying and ongoing business, and of our credit risk and availability of capital for the same reasons they are used by management. For example, for acquisitions we believe excluding the costs related to the purchase of a business (such as amortization of acquired intangible assets, contingent consideration, or impairment of goodwill) provides further insight into the performance of the underlying acquired business in addition to that provided by our GAAP net income. We do not, nor do we suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Financial Measures” included at the end of this document. The tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.
Contribution Profit & Contribution Margin:

($M)	Q2FY25
Reported revenue	$939
Less: Cost of revenue	(489)
Gross profit	450
Less: Advertising and payment processing fees	(147)
Contribution profit	$303
Contribution margin	32%

Consolidated Net Leverage Ratios:

($M)	Q2FY25
Total debt outstanding (1)	$1,610
Capital lease liabilities	32
Less: Cash and cash equivalents	(224)
Adjusted Net Debt as defined by our credit agreement	1,418
Less: High Yield Notes	(525)
Adjusted Senior Secured Net Debt as defined by our credit agreement	$893
(1) Represents short-term and long-term debt, excluding debt issuance costs and discounts, net of debt premiums.

($M)	TTM Q2 FY25
Net Income	$162
Exclude expense (benefit) impact of:
Income tax benefit	(44)
Loss (gain) on early extinguishment of debt	3
Interest expense, net	121
Other income, net	(16)
Depreciation and amortization	143
Share-based compensation expense	65
Certain impairments and other adjustments	1
Restructuring-related charges	1
Include certain items that are part of other income, net:
Realized losses on currency derivatives intended to hedge adjusted EBITDA	(2)
Adjusted EBITDA	$434
Other adjustments, net as specified in our credit agreement (2)	20
Consolidated EBITDA as defined by credit agreement	$454
(2) Other adjustments, net represents additional primarily non-cash/non-recurring items specified in our credit agreement, as well as the pro forma effect of certain cost-saving measures or material acquisitions for the trailing twelve month period.

($M except leverage ratio)	Q2 FY25
Adjusted Net Debt as defined by our credit agreement	$1,418
Consolidated EBITDA as defined by our credit agreement	$454
Consolidated Net Leverage Ratio	3.12x

Adjusted First Lien Debt as defined by our credit agreement	$893
Consolidated EBITDA as defined by our credit agreement	$454
Senior Secured Net Leverage Ratio	1.97x
If you require additional information, please do not hesitate to contact me at your convenience at 781.652.6887.
Very truly yours,
/s/ Sean E. Quinn
Sean E. Quinn
Executive Vice President and Chief Financial Officer